Sub-Item 77C

DREYFUS FUNDS, INC.

Dreyfus Mid-Cap Growth Fund

MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

A Special Meeting of Shareholders (the “Meeting”) of Dreyfus Mid-Cap Growth Fund (the “Fund”), a series of Dreyfus Funds, Inc., was held on November 16, 2017. Out of a total of 14,352,838.713 of the Fund’s shares (“Shares”) of beneficial interest outstanding and entitled to vote at the Meeting, a total of 8,418,014.484 of the Fund’s Shares were represented at the Meeting, in person or by proxy. The proposal considered at the Meeting and the results were as follows:

1.      To approve an agreement and plan of reorganization providing for the transfer of all of the assets of the Fund to Dreyfus/The Boston Company Small/Mid Cap Growth Fund (the "Acquiring Fund"), in exchange solely for Class A, Class C, Class I and Class Z shares of the Acquiring Fund.

Affirmative Votes             Negative Votes           Abstained

7,308,287.399                   640,892.283                468,834.802